GALIANO GOLD INC.

(formerly Asanko Gold Inc.1 )

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2020 and 2019

(Expressed in United States dollars)

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1 The Company's name was changed from "Asanko Gold Inc." to "Galiano Gold Inc." effective April 30, 2020.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of July 28, 2020 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019 and the notes related thereto.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada. The Company changed its name from Asanko Gold Inc. to Galiano Gold Inc., following approval of the name change by the Company's shareholders at its Annual General and Special Meeting on April 30, 2020.

Additional information on the Company, including its most recent Annual Information Form ("AIF") is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

1. Overview of the business

Galiano holds a 45% economic interest in the Asanko Gold Mine (the "AGM") and gold exploration tenements (collectively the "joint venture" or "JV") on both the Asankrangwa and Sefwi Gold Belts in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the joint venture and receives an annual service fee from the JV. Gold Fields own a 45% economic interest in the AGM JV, with the Government of Ghana owning a 10% free-carried interest.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") and the NYSE American ("NYSE") under the symbol "GAU".

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach ("CIL") processing plant, with a current capacity of 5.4 million tonnes per annum ("Mtpa").

In conjunction with the Company's filing of a base shelf prospectus in Q2 2020, the Company filed an updated Life of Mine plan entitled National Instrument 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated) dated June 9, 2020 with information as of  February 15, 2020 (the "2020 LOM Plan") .  The report can be found on SEDAR, www.sedar.com, and on the Company's website at www.galianogold.com.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

2. Highlights and key business developments

Q2 2020 business developments include the following operating and financial results of the AGM on a 100% basis (unless otherwise stated).

COVID-19 Update

The JV continues to operate in all material respects with strict hygiene, deep cleaning, restriction of personnel movement, ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM has established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, isolating affected persons, rapid testing of personnel and transportation of infected personnel to Government run isolation facilities; additionally, on-site accommodations have been modified to isolate infected and suspected to be infected individuals limiting cross contamination. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM (mostly asymptomatic), to date the AGM’s operations have been able to continue uninterrupted in all material respects with all confirmed cases cleared and those employees resuming normal duties after completing two-week regulatory isolation. The Company’s Johannesburg office is currently closed and staff are working remotely as a number of personnel have tested positive for COVID-19, with some staff experiencing symptoms and, in one case, requiring hospitalization. The Company’s offices in Vancouver and Accra are observing local regulations and, along with the Johannesburg team, continue to support the AGM’s operations.

The AGM has continued to build its supply chain and has stockpiled key reagents, consumables, critical spares and diesel supply. The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM.

Operating highlights of the AGM (on a 100% basis)

  There were no lost-time injuries ("LTI") and one total recordable injury ("TRI") reported during the quarter. LTI frequency rate ("LTIFR") and TRI frequency rate ("TRIFR") per million employee hours worked were nil and 0.41, respectively, for the quarter.

  Record quarterly gold production of 69,026 ounces.

  Ore mined during Q2 2020 totaled 1.4Mt, at an average mined grade of 1.4 grams per tonne ("g/t") and a total strip ratio of 6.0.

  Mining at Nkran Cut 2 was completed during the quarter.

  Completed the initial drilling programs at Akwasiso and Abore with positive results showing extension of mineralization in both pits (see 3.4 "Development and exploration update").

  The processing plant delivered a record quarterly milling performance with throughput of 1.6Mt, at an average plant feed grade of 1.4 g/t. During Q2 2020, in order to align with a recent change in Gold Fields' production calendar, the period-end close was moved from the eighth calendar day prior to the quarter-end to a calendar period-end cut-off. As a result, Q2 2020 included an additional eight days of production. This is a once-off timing adjustment.

  Gold recovery of 94% continued to exceed design.

  The AGM incurred operating cash costs per ounce1 of $725, total cash costs per ounce1 of $807 and all-in sustaining cost1 ("AISC") of $1,067 per ounce in Q2 2020. The increase in total cash costs per ounce1 and AISC1 from Q1 2020 was primarily due to higher sustaining capital cost associated with raising the height of the AGM's tailings storage facility, while production costs in Q2 2020 did not benefit from the same positive net realizable value adjustments as did occur in Q1 2020. In addition, the AGM recorded lower gold sales volumes in Q2 2020 which had the effect of increasing fixed production costs on a per unit basis. AISC1 was also higher in Q2 2020 due to higher royalty expense as a result of elevated gold prices and the impact of COVID-19, which impact was two-fold. Firstly, labour cost increased as the AGM requested employees to stay on-site for the majority of Q2 2020 in an attempt to prevent the spread of COVID-19 through restricted travel, resulting in an increase in overtime pay and pay in lieu of leave. Secondly, the AGM incurred increased cost transporting its bullion to the JV's primary refiner in South Africa during a time that Ghana restricted cross-border commercial travel.

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1 See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
  The AGM year-to-date AISC1 of $929 per ounce is well below the bottom end of full year guidance of $1,000 - $1,100 per ounce. The Company expects Q3 2020 cost performance to be significantly higher than the top end of the Company's full year guidance driven by a ramp-up in sustaining capital expenditures associated with the raise of the AGM's tailings storage facility, as well as ongoing stripping costs at Esaase Main and Akwasiso as the AGM transitions to a production mix excluding the higher-grade Nkran material. The company maintains full year production and cost guidance of 225,000 and 245,000 ounces at AISC1 of $1,000 to $1,100 per ounce.

Financial highlights of the AGM (on a 100% basis)

The following financial information includes the operating and financial results of the AGM on a 100% basis (unless otherwise stated).

  Q2 2020 gold sales of 61,357 ounces generated $101.3 million of gold sales proceeds at an average realized gold price of $1,651 per ounce, an increase of $15.7 million from Q2 2019. The gold sales volume for Q2 2020 represented an 8% decrease relative to Q2 2019 due to one less shipment in Q2 2020. Revenue for Q2 2020 amounted to $101.5 million and included by-product sales of $0.2 million.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $65.7 million in Q2 2020, an increase of $0.7 million from Q2 2019. The increase in cost of sales was primarily due to higher operating cash costs (refer to discussion in section 3.1(d)) and royalties expense arising from improvement in the gold price during Q2 2020 compared to Q2 2019.  These factors were partly offset by a decrease in gold ounces sold in Q2 2020 compared to Q2 2019, a reduction in depreciation and depletion expense following the impairment recorded in Q4 2019 , and the recording of a $3.6 million net gain on the derecognition of a lease liability and associated right-of-use asset upon the early conclusion of a mining contractor services agreement.

  Income from mine operations amounted to $35.9 million in Q2 2020, compared to $20.8 million in Q2 2019. The improvement in income from mine operations was due to an increase in realized gold prices from $1,290/oz to $1,651/oz and a reduction in depreciation expense, partially offset by the impact of higher operating cash costs and lower gold sales volumes.

  The JV's income from operations amounted to $32.0 million for the quarter, compared to $18.4 million in Q2 2019. The improvement in income from operations was due to an increase in mine operating income, partly offset by increased exploration and evaluation expenditures and general and administrative expenses in Q2 2020.

  Net income after tax for the quarter totaled $31.9 million compared to $13.6 million in Q2 2019. The improvement in net income was due to the above mentioned increase in income from operations and the fact that in Q2 2019 the AGM recognized a $2.5 million mark-to-market loss on gold hedging instruments.

  The AGM reported Adjusted EBITDA1 of $44.5 million in Q2 2020 compared to $31.2 million in Q2 2019. The increase in Adjusted EBITDA1 was primarily driven by an increase in realized gold prices. This was partially offset by an increase in total cash costs1 from $724/oz in Q2 2019 to $807oz in Q2 2020, the impact of lower gold sales volumes and higher exploration and evaluation expenditures.

  The AGM generated $48.8 million of cash flows from operating activities (after taking into account favorable working capital changes of $4.6 million) and free cash flow1 of $22.6 million during Q2 2020. This compares to $20.5 million of cash flows from operating activities and $2.6 million of free cash flow1 during Q2 2019. The improvement in free cash flow1 was the result of a $14.1 million increase in income from operations (excluding depreciation and depletion) and a $19.4 million favorable decrease in cash invested in non-cash working capital when comparing Q2 2020 to Q2 2019. These factors were partly offset by an $8.7 million increase in cash flows associated with capital expenditure from Q2 2019 to Q2 2020 relating to the raise of the tailings storage facility as well as the Tetrem village relocation project.

  During Q2 2020, the JV continued returning invested capital to the JV partners, with distributions totaling $30.0 million ($15.0 million to the Company's benefit). The JV has distributed $95.0 million to the JV partners ($47.5 million to the Company) since it commenced distributions in Q4 2019.

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1 See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
  As at June 30, 2020, the JV had cash on hand of $47.8 million and $10.0 million in gold on hand with the RMB revolving credit facility of $30.0 million fully drawn.

Key consolidated financial information of the Company

The following financial information comprises the consolidated results of the Company for Q2 2020:

  The Company reported net income after tax of $14.7 million in Q2 2020 compared to net income of $6.1 million in Q2 2019. The improvement in earnings during Q2 2020 was predominantly the result of an increase in the Company's 45% interest in the net earnings of the JV which totaled $14.3 million for the quarter.

  Adjusted EBITDA1 for Q2 2020 amounted to $18.5 million, compared to $12.4 million in Q2 2019. The increase in Adjusted EBITDA1 was primarily a result of the increase in the Company's interest in the AGM's net earnings.

  The Company continued to return capital to shareholders through its normal course issuer bid ("NCIB") program. During Q2 2020, the Company repurchased and cancelled a total of 326,654 common shares under the NCIB program for $0.3 million (average acquisition price of $0.86 per share).

  During the quarter, the Company received $15.0 million in distributions from the JV. These payments were recorded as redemptions of the previously recognized preference shares.

  Cash used in operating activities in Q2 2020 was $1.0 million, compared to $2.1 million in Q2 2019. The decrease in cash used in operations was due to cash inflows associated with working capital changes during Q2 2020.

  The Company's balance sheet continued to strengthen with cash on hand of $64.9 million and $3.0 million in receivables, while the Company remains debt-free.

  On June 25, 2020, the Company entered into an At-the-Market ("ATM") agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "ATM Offering").  The ATM Offering is an additional tool to augment the Company's capital needs as and when required, providing added financial flexibility to continue to build a sustainable business that creates value for all stakeholders.  During the three months ended June 30, 2020, the Company had not issued any common shares under the Offering.

  The Company published its 2019 Sustainability Report on July 17, 2020.

3.   Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable economic interest in the AGM is 45%.

3.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three and six months ended June 30, 2020 and 2019, unless otherwise noted. Q2 2020 results include an extra eight days of production due to a change in the AGM's period-end calendar in order to align with a recent change in Gold Fields' reporting calendar. The AGM's period-end calendar now coincides with the final day of the quarter-end month.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,361	1,056	3,271	2,561
Waste tonnes mined (000 t)	8,128	7,808	15,178	14,392
Total tonnes mined (000 t)	9,489	8,864	18,449	16,953
Strip ratio (W:O)	6.0	7.4	4.6	5.6
Average gold grade mined (g/t)	1.4	1.6	1.5	1.5
Mining cost ($/t mined)[2]	3.59	4.36	3.74	4.42

Ore tonnes milled (000 t)	1,638	1,375	3,038	2,599
Average mill head grade (g/t)	1.4	1.5	1.5	1.5
Average recovery rate (%)	94%	93%	94%	93%
Processing cost ($/t treated)	9.77	10.60	10.40	11.23

Gold produced (ounces)	69,026	62,067	135,359	122,492
Gold sold (ounces)	61,357	66,337	129,177	119,758

Silver produced (ounces)	13,325	11,867	26,321	21,794
Silver sold (ounces)	12,995	10,965	25,934	24,975

Operating cash costs ($ per gold ounce)[1]	725	660	659	757
Total cash costs ($ per gold ounce)[1]	807	724	738	822
All-in sustaining costs ($ per gold ounce)[1]	1,067	1,180	929	1,155

2 For the six months ended June 30, 2019, mining cost per tonne excluded a provision for a one-time contract termination fee.

a) Health and Safety

There were no LTIs and one TRI reported during the quarter. The AGM's LTIFR and TRIFR for the three months ended June 30, 2020 amounted to nil and 0.41 per million employee hours worked, respectively.

b) Community Engagement and Environment

The JV supports a number of socio-economic development programs in its stakeholder communities. Current efforts in 2020 has seen the completion of training and the development of an operational manual for the Board of Trustees overseeing a local foundation which will complement existing community investment programs. In addition, a needs assessment and project solicitation process  has been conducted in the JV's stakeholder communities, identifying needs related to a community center, electrical supply, teacher's quarters etc. The JV  is also supporting the development of a new hospital at Esaase and construction is 70% complete. Collaboration is underway with an international nonprofit organization to support the supply of hospital beds and equipment, while a donation of medicines and supplies is underway through a continued partnership with Health Partners International of Canada and a list of needs from the various beneficiary local medical facilities has been organized. As the COVID-19 situation in the stakeholder communities continues to evolve, the Company has undertaken a proactive approach to support these communities. This includes working closely with the regional health care providers and donating hygiene and personal protective equipment for 22 senior and junior high schools. This is being done to help prevent the spread of the virus for those students attending classes so they can complete their respective academic activities for the year.

The Company has various feedback mechanisms in place at the AGM and the stakeholder communities which enable the JV's workforce, local residents, other groups and individuals to come forward to raise issues of concerns. These concerns are then fully investigated by the JV and subsequently addressed.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

The AGM became a signatory to the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold during Q2 2020, and will be undertaking an external certification audit. The JV has commenced its community plastic recycling program and waste segregation on-site has commenced. An Environmental Protection Agency-licensed plastic waste recycling company has been selected to coordinate pick-ups at the AGM and stakeholder communities. A greenhouse gas baseline audit was completed earlier this year, allowing the JV to continuously strive to improve energy efficiency at the AGM.

The Company published its 2019 annual sustainability report on July 17, 2020. This report summarized the JV's performance highlights in the areas of health and safety, environmental stewardship, climate change adaptation, governance, human rights, contributing to community, our people, and stakeholder engagement. The report outlines the JV's sustainability goals at the AGM for 2020, some of which may be impacted by COVID-19. The report is available on the Company's website at www.galianogold.com and has also been distributed electronically to local and national stakeholders in Ghana.

c) Mining

During the quarter, the AGM sourced ore from the Nkran, Akwasiso and Esaase pits, as well as run-of-mine ("ROM") stockpiles. During the quarter, 0.5Mt of ore and 0.3Mt of waste were mined from the Nkran pit at a gold grade of 1.4g/t. Cut 2 at Nkran has been depleted and the mining contractor has demobilized. Infill drilling has since commenced at the Nkran pit to infill the resource model for Cut 3 and beyond with very promising initial results.

In Q2 2020 the Esaase pits (Main and South) collectively delivered 0.6Mt of ore at a gold grade of 1.4g/t and a strip ratio of 8.8:1. Operations at Esaase will continue to mine oxides with the goal of achieving an optimal fresh to oxide ore blend delivered to the SAG mill.

Operations on Cut 2 at Akwasiso continued during the quarter with mining activities focused on waste stripping (a total of 2.3Mt waste tonnes mined). Akwasiso contributed 0.2Mt of ore during the quarter at a gold grade of 1.4 g/t and is expected to contribute approximately 30% of the planned ore tonnes for the remainder of 2020.

Going forward, the mine plan for the balance of 2020 will source ore primarily from Esaase and Akwasiso, while mill feed will be augmented, where necessary, with run-of-mine stockpile material.

Mining cost per tonne for Q2 2020 was $3.59 compared to $4.36 during Q2 2019, a decrease of 18%. The lower mining cost per tonne in Q2 2020 was predominantly due to volume differences as higher total tonnes mined during Q2 2020 had the effect of decreasing fixed mining cost on a per unit basis. As well, a higher proportion of mined tonnes were sourced from Esaase (as opposed to Nkran in Q2 2019), which attracts a lower relative unit cost. The lower mining cost per tonne in Q2 2020 was also due to a reduction in fuel and other supply surcharges from mining contractors.

d) Processing

The AGM produced a record 69,026 ounces of gold during the second quarter of 2020, as the processing plant achieved a record quarterly milling throughput of 1.6Mt ore processed at a grade of 1.4g/t and metallurgical recovery averaging 94%.

Processing cost per tonne for Q2 2020 was $9.77 compared to $10.60 during Q2 2019, a decrease of 8%. The improvement in processing cost per tonne was predominantly due to the positive volume variance as the higher throughput during Q2 2020 had the effect of decreasing fixed processing costs on a per unit basis. The higher throughput during Q2 2020 relative to Q2 2019 was partly due to the increase in oxide tonnes within the plant's feed blend, following the ramp-up in mining at Esaase after Q1 2019, and also due to the reporting period including eight additional processing days due to the change to a calendar month-end cut-off date. Additionally, during Q2 2020, the Government of Ghana provided rate reductions on electricity in response to the COVID-19 pandemic, which reduced the AGM's power costs for the quarter. These factors were partly offset by an increase during Q2 2020 in cyanide prices.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

e) Total cash costs and AISC (for the AGM on a 100% basis)

For the three months ended June 30, 2020, total cash costs per ounce1 was $807/oz, compared to total cash costs per ounce during the three months ended June 30, 2019 of $724/oz. Total cash costs were higher in Q2 2020 relative to Q2 2019 due to the impact of lower gold sales volumes (13 shipments in Q2 2020 compared to 14 shipments in Q2 2019) which had the effect of increasing fixed production costs on a per unit basis and an increase in ore transportation costs associated with trucking ore from Esaase to the process plant ($20/oz increase for the quarter). In addition, total cash cost per ounce1 was impacted by an NRV adjustment to long-term stockpile inventory recorded in Q2 2020, the cash cost component of which represented an increase in production costs of $1.2 million; whereas, in Q2 2019, a reversal of previously recognized NRV adjustments was recorded with $1.3 million credited to production costs.  Total cash costs per ounce1 was also higher due to the impact of COVID-19. Firstly, labour cost increased as the AGM requested employees to stay on-site for the majority of Q2 2020 in an attempt to prevent the spread of COVID-19 through restricted travel, resulting in an increase in overtime pay and pay in lieu of leave. Secondly, the AGM incurred increased cost transporting its bullion to the JV's primary refiner in South Africa during a time that Ghana restricted cross-border commercial travel. Total cash costs per ounce1 was also impacted by a higher royalty expense arising from improvement in the gold price during Q2 2020 compared to Q2 2019. These factors were partly offset by a one-time $3.7 million net gain recorded in Q2 2020 on the derecognition of the lease liability and associated right-of-use asset upon the early conclusion of the Nkran mining contractor's agreement coinciding with the depletion of Nkran Cut 2.

Relative to Q1 2020, total cash costs per ounce1 were higher in Q2 2020, increasing by 19% from $676 to $807. The increase in total cash costs per ounce1 from Q1 2020 was primarily due to the impact of lower gold sales volumes (13 shipments in Q2 2020 compared to 14 shipments in Q1 2020) which had the effect of increasing fixed production costs on a per unit basis.  Additionally, an NRV adjustment on long-term stockpiled inventory in Q2 2020 resulted in an increase to production costs of $1.2 million ($20/oz increase) whereas, in Q1 2020, the AGM recognized a $7.7 million reduction to production costs associated with the reversal of previously recognized NRV adjustments on stockpile inventory ($113/oz decrease). During Q2 2020, the JV also incurred incremental cash costs associated with the COVID-19 pandemic as described earlier. These factors were partly offset by the impact of the one-time $3.7 million net gain recorded in Q2 2020 on the derecognition of the lease liability and associated right-of-use asset upon the early conclusion of the Nkran mining contractor's agreement.

For the three and six months ended June 30, 2020, AlSC1 for the AGM amounted to $1,067/oz and $929/oz, respectively, compared to AISC1 of $1,180/oz and $1,155/oz for the three and six months ended June 30, 2019, respectively. The decrease in AlSC1 from Q2 2019 to Q2 2020 was predominantly due to a $258/oz decrease in deferred stripping costs. This was partly offset by a $54/oz increase in sustaining capital expenditures (relating to raising the height of the tailings storage facility), the impact of lower gold sales volumes in Q2 2020 which had the effect of increasing fixed costs on a per unit basis and the previously described higher total cash costs per ounce1 in Q2 2020 (increase of $83/oz).

Relative to Q1 2020, AlSC1 for Q2 2020 increased from $805/oz to $1,067/oz, an increase of 33%. Total cash costs per ounce1 were $131/oz higher in Q2 2020, while sustaining capital expenditures increased by $101/oz as the AGM raised the height of the its tailings storage facility and the impact of capitalized stripping costs increased by $37/oz in Q2 2020 due to the sequencing of operations. AISC1 was also negatively impacted by lower gold sales volumes in Q2 2020 which had the effect of increasing fixed costs on a per unit basis.

For the three and six months ended June 30, 2020, the AGM incurred non-sustaining capital and exploration expenditures of $14.6 million and $19.8 million, respectively, compared to $4.4 million and $9.6 million during the comparative periods in 2019, respectively. Non-sustaining expenditures during Q2 2020 were comprised primarily of $2.1 million of exploration expense predominately associated with a drilling program at Abore and mineral rights fee accruals, as well as $12.5 million of development capital, which included costs associated with the resettlement of the Tetrem village near Esaase.

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1 See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

3.2 Selected financial results of the AGM

The following tables present excerpts of the financial results of the JV for the three and six months ended June 30, 2020 and 2019. These results are presented on a 100% basis. For a complete income statement of the JV, refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019.

Three and six months ended June 30, 2020 and 2019

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$

Revenue	101,539	85,715	206,313	152,730

Cost of sales:
Production costs	(44,856)	(43,968)	(86,060)	(95,931)
Depreciation and depletion	(15,732)	(16,668)	(25,683)	(40,175)
Royalties	(5,077)	(4,285)	(10,316)	(7,747)
Income from mine operations	35,874	20,794	84,254	8,877

Exploration and evaluation expenditures	(2,120)	(896)	(3,805)	(1,435)
Finance expense	(675)	(3,148)	(1,222)	(3,897)

Net income after tax for the period	31,899	15,458	77,546	1,342

Income tax expense	-	(1,823)	-	(1,823)

Net income (loss) after tax for the period	31,899	13,635	77,546	(481)

Average realized price per gold ounce sold ($)	1,651	1,290	1,594	1,291
Average London PM fix ($)	1,711	1,309	1,645	1,307
All-in sustaining costs ($ per gold ounce)[1]	1,067	1,180	929	1,155
All-in sustaining margin ($ per gold ounce)[1]	584	110	665	136
All-in sustaining margin ($'000)[1]	35,832	7,297	85,903	16,287

Revenue

During Q2 2020, the AGM sold 61,357 ounces of gold at an average realized gold price of $1,651/oz for total revenue of $101.5 million (including $0.2 million of by-product revenue). During Q2 2019, the AGM sold 66,337 ounces of gold at an average realized gold price of $1,290/oz for total revenue of $85.7 million (including $0.2 million of by-product revenue). The increase in revenues quarter-on-quarter was therefore a function of the 28% improvement in average realized gold prices, partly offset by an 8% decrease  in sales volumes in Q2 2020.

During the six months ended June 30, 2020, the AGM sold 129,117 ounces of gold at an average realized gold price of $1,594/oz for total proceeds of $206.3 million (including $0.4 million of by-product revenue). In the comparative period of 2019, the AGM sold 119,758 ounces of gold at an average realized gold price of $1,291/oz for total revenue of $154.6 million (including $0.4 million of by-product revenue and presented net of $2.2 million of gold sales related to pre-production activities that were capitalized to mineral properties, plant and equipment ("MPP&E")). The increase in revenues during 2020 was therefore a function of a 23% improvement in average realized gold prices and 8% increase in sales volumes.

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1 See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of June 30, 2020, 968,550 ounces have been delivered to Red Kite under the offtake agreement (December 31, 2019 - 839,373 ounces).

Production costs and royalties

During Q2 2020, the AGM incurred production costs of $44.9 million, compared to $44.0 million in Q2 2019. Production costs were higher in Q2 2020 due to higher total cash costs per ounce1, which included an NRV adjustment to long-term stockpile inventory which resulted in $1.2 million being charged to production costs; whereas, in Q2 2019, a $7.7 million credit was recorded to production costs due to a reversal of previously recognized NRV adjustments on stockpile inventory. During Q2 2020, the JV also incurred incremental labour costs due to due to the impact of COVID-19 as previously described in this MD&A. These factors were partly offset by lower sales volumes in Q2 2020 and the recording of a one-time $3.7 million gain in Q2 2020 on the derecognition of a mining contractor services lease agreement.

During the six months ended June 30, 2020, the AGM incurred production costs of $86.1 million, compared to $95.9 million for the six months ended June 30, 2019. Production costs in 2020 were lower than 2019 due lower total cast costs per ounce1 and the recording of the above mentioned gain on derecognition of a mining contractor services lease agreement.  These factors were  partly offset by higher sales volumes in 2020 and increased labour and bullion transportation costs due to COVID-19 as discussed previously.

Production costs for the three and six months ended June 30, 2020 were reported net of stripping costs of $2.7 million and $5.6 million (three and six months ended June 30, 2019 - $20.5 million and $23.4 million, respectively). Stripping costs are deferred to mineral properties in accordance with the AGM's accounting policy for stripping costs. To the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM's Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $5.1 million and $10.3 million for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - $4.3 million and $7.7 million, respectively). Royalty expense was higher in 2020 due to higher earned revenues.

Depletion and depreciation

Depreciation and depletion expense for Q2 2020 amounted to $15.7 million (including $4.0 million of depletion associated with previously capitalized deferred stripping cost) as a result of 1.4Mt of ore mined during the quarter, including $4.5 million of depreciation that was previously capitalized to the cost of stockpiled inventories but expensed during the period as the AGM drew down on it stockpiles. This compares to depreciation and depletion of $16.7 million for Q2 2019 (including $4.2 million of depletion associated with previously capitalized deferred stripping costs) when 1.1Mt of ore was mined during the comparative period, including $0.4 million of depreciation that was expensed in Q2 2019 after it was previously capitalized to the cost of inventories. Depreciation and depletion expense decreased from Q2 2019 to Q2 2020 due to the recording of a $289.6 million impairment as at December 31, 2019 (associated with the AGM's Life of Mine plan update), of which $260.4 million was allocated to MPP&E and had the effect of reducing the depreciable asset cost base. This was partly offset by a reduction in the global gold mineral reserves of the AGM (associated with the 2020 LOM Plan), resulting in a decrease in the total gold mineral reserves over which the MPP&E asset cost base is depreciated, as well as the 29% increase in ore tonnes mined from Q2 2019 to Q2 2020.

Depreciation and depletion expense for the six months ended June 30, 2020 amounted to $30.9 million, including $14.9 million of depletion associated with previously capitalized deferred stripping cost, as a result of 3.3Mt of ore mined during the period. Of this total depreciation and depletion expense, $5.2 million was allocated to the cost of inventories. This compares to depreciation and depletion of $43.5 million for the six months ended June 30, 2019, which included $14.5 million of depletion associated with previously capitalized deferred stripping cost and was based on 2.6Mt of ore mined during the comparative period, while $3.3 million of depreciation expense was allocated to the cost of inventories.  The decrease in depreciation expense from 2019 to 2020 was primarily due to the recording of a $289.6 million impairment as at December 31, 2019, partly offset by a reduction in the global gold mineral reserves of the AGM (as discussed above) and a 28% increase in ore tonnes mined from 2019 to 2020.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Exploration and evaluation expenditures

During Q2 2020, the AGM incurred $2.1 million on exploration and evaluation ("E&E") expenditures compared to $0.9 million in Q2 2019.  For the six months ended June 30, 2020, the AGM incurred E&E expenditures of $3.8 million compared to $1.4 million in the comparative period of 2019.

The increase in E&E expenditures for both periods was primarily related to drilling programs in line with the Company's exploration strategy (see 3.4 "Development and exploration update").

Finance expense

The following is a summary of finance expenses incurred by the AGM JV during the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
(in thousands of US dollars)	2020	2019	2020	2019
Mark-to-market adjustments on gold collars	-	(2,514)	-	(2,514)
Interest on lease liabilities	(192)	(402)	(487)	(918)
Accretion charges on asset retirement provisions	(114)	(212)	(250)	(430)
Interest and fees associated with revolving credit facility	(343)	-	(433)	-
Other	(26)	(20)	(52)	(35)
Total finance expense	(675)	(3,148)	(1,222)	(3,897)

Finance expense in Q2 2020 decreased by $2.5 million compared to Q2 2019 because Q2 2019 included a $2.5 million mark-to-market adjustment on gold hedging instruments.  All of the AGM's gold hedges matured at the end of 2019 and as a result no mark-to-market adjustments were recorded in 2020. There was also a decrease in interest expense on IFRS 16 mining contractor lease liabilities due to the unwinding of interest over the lease term ($0.2 million decrease). This was partly offset by a $0.3 million of costs associated with the AGM's $30.0 million Revolving Credit Facility ("RCF") that was fully drawn at the end of Q1 2020.

For the six months ended June 30, 2020, finance expense decreased by $2.7 million compared to the comparative period in 2019.  The reduction in finance expense was primarily due to the fact that the 2019 period included the mark-to-market adjustment on gold hedging instruments. Interest expense on lease liabilities also reduced by $0.4 million. This was partly offset by a $0.4 million increase in interest expense and standby charges associated with the AGM's RCF.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

3.3 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
AGM 100% Basis (in thousands of US dollars)	2020	2019	2020	2019
Cash provided by (used in):
Operating cash flows before working capital changes	44,269	35,335	100,787	45,800
Operating activities	48,829	20,545	85,799	29,365
Investing activities	(22,579)	(13,890)	(27,882)	(23,775)
Financing activities	(33,941)	(219)	(53,722)	(4,355)
Impact of foreign exchange on cash and cash equivalents	(37)	(79)	(122)	(201)
(Decrease) increase in cash and cash equivalents during the period	(7,728)	6,357	4,073	1,034
Cash and cash equivalents and restricted cash, beginning of period	55,559	16,325	43,758	21,648
Cash and cash equivalents, end of period	47,831	22,682	47,831	22,682

Cash flows from operating activities

During Q2 2020, the AGM generated cash flows from operations of $48.8 million, comprising cash inflows before working capital changes of $44.3 million and additional inflows from non-cash working capital changes of $4.6 million. Cash inflows from non-cash working capital changes of $4.6 million were primarily the result of a $16.3 million decrease in trade and VAT receivables and $0.2 million increase in accounts payable and accrued liabilities. These factors were partly offset by a $9.4 million increase in inventories and $2.5 million increase in prepaid expenses and deposits.

The increase in operating cash flows in Q2 2020 compared to Q2 2019 was primarily a result of higher mine operating earnings (excluding depreciation expense) and an improvement in non-cash working capital relating to the collection of trade and VAT receivables.

During the six months ended June 30, 2020, the AGM generated cash flows from operations of $85.8 million, comprising cash inflows before working capital changes of $100.8 million, partly offset by cash outflows from non-cash working capital changes of $15.0 million. Cash outflows from non-cash working capital changes of $15.0 million were primarily the result of a $22.9 million increase in inventories and $7.9 million increase in prepaid expenses and deposits (associated with securing 6-months' supply of the JV's critical consumables in response to COVID-19). These factors were partly offset by a $9.8 million decrease in trade and VAT receivables and $6.0 increase in accounts payable and accrued liabilities.

The increase in operating cash flows for the six months ended June 30, 2020 compared to the same period in 2019 was primarily a result of higher mine operating earnings (excluding depreciation expense) and the collection of trade and VAT receivables, which were partly offset by cash absorbed in inventories and prepaid expenses (associated with securing 6-months' supply of the JV's critical consumables in response to COVID-19).

Cash used in investing activities

During Q2 2020, the AGM invested $22.7 million in additions to MPP&E. The total cash expenditure on MPP&E during the quarter included $3.1 million relating to the capitalization of deferred stripping costs ($2.7  million in deferred stripping additions plus a $0.4 million decrease in payables associated with stripping costs), $7.0 million in sustaining capital, $10.7 million in development capital and $1.9 million in exploration costs relating to tenements with defined mineral reserves (Abore and Akwasiso). Sustaining capital related primarily to raising the height of the tailings storage facility, while development capital related primarily to the Tetrem village relocation near Esaase.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

The increase in cash flows invested in MPP&E from Q2 2019 to Q2 2020 was primarily due to higher development capital related to the Tetrem village relocation ($8.1 million increase), higher sustaining capital expenditures relating to raising the height of the tailings storage facility ($3.4 million increase) and exploration drill programs on Abore and Akwasiso. These factors were partly offset by lower capitalized stripping costs ($5.5 million decrease).

During the six months ended June 30, 2020, the AGM invested $27.9 million in additions to MPP&E. The total cash expenditure on MPP&E during the quarter included $4.1 million relating to the capitalization of deferred stripping costs ($5.6 million in deferred stripping additions less a $1.5 million increase in payables relating to stripping costs), $8.0 million in sustaining capital, $13.4 million in development capital and $2.4 million in exploration costs relating to tenements with defined mineral reserves (Abore and Akwasiso).  Sustaining capital related primarily to raising the height of the tailings storage facility, while development capital related primarily to the Tetrem village relocation near Esaase.

The increase in cash flows invested in MPP&E for the six months ended June 30, 2020 was primarily due to higher development capital related to the Tetrem village relocation ($9.3 million increase), higher sustaining capital expenditures relating to raising the height of the tailings storage facility ($2.8 million increase) and exploration drill programs on Abore and Akwasiso. These factors were partly offset by lower capitalized stripping costs ($7.4 million decrease) as the western portion of the Cut 2 pushback at Nkran began in Q1 2019 (and completed in Q4 2019).

Cash used in financing activities

During the three and six months ended June 30, 2020, $33.9 million and $53.7 million of cash used in financing activities related primarily to distributions totaling $75.0 million to the JV partners ($22.5 million distributed in Q1 2020 and $15.0 million distributed in Q2 2020 to each JV partner), which was partly offset by the utilization of the $30.0 million RCF in Q1 2020.

During the first quarter of 2020, the joint venture undertook the proactive step to drawdown the RCF in light of the current economic uncertainty surrounding the COVID-19 pandemic. While the JV's healthy liquidity position did not necessitate the utilization of the credit facility, the Company determined that this was a prudent step to take to further strengthen the robust financial position during these uncertain times. The JV expects to repay the RCF in full within twelve months of the balance sheet date.  During the three and six months ended June 30, 2020, financing activities included cash outflows of $0.3 million for both periods relating to the payment of interest and standby fees on the RCF.

Financing activities also included $3.7 million and $8.4 million in cash outflows for the three and six months ended June 30, 2020 relating to the JV's mining contractors which are required to be presented within financing activities as principal and interest payments associated with leases contained within the JV's mining contractor services agreements. Note that as of June 30, 2020, there were $2.9 million in payables relating to the JV's aforementioned mining contractors (December 31, 2019 - $3.7 million).

The increase in cash flows used in financing activities from Q2 2019 to Q2 2020 related to the preferred share distributions to the JV partners totaling $30.0 million.

The increase in cash flows used in financing activities from the 2019 period to 2020 period related to the preferred share distributions to the JV partners totaling $75.0 million, partly offset by the $30.0 million drawdown on the JV's debt facility.

Liquidity position

As at June 30, 2020, the JV held cash and cash equivalents of $47.8 million and $10.0 million in gold on hand. This compares to December 31, 2019 when the JV held $43.8 million in cash and cash equivalents ($3.0 million of which was restricted in favour of a gold hedging counterparty and released on January 3, 2020), $9.1 million in receivables from gold sales and $2.8 million in gold on hand.

In October 2019, the JV entered into a $30.0 million RCF with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.40% and 1.33%.  As at June 30, 2020, the balance drawn under the RCF was $30.0 million (December 31, 2019 - $nil). The JV expects to repay the RCF in full within twelve months of the balance sheet date.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources."

3.4 Development and exploration update

The following discussion relates to the AGM's current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV's land package.

a) Development of the Esaase Deposit

Mining activities at Esaase expanded to night shift operations in April 2020. Esaase material is being trucked to the processing plant at Obotan using 30-tonne road trucks. Esaase ore currently makes up approximately 40% of the mill feed.

During the quarter, work associated with the resettlement of the Tetrem village continued and the relocation project is expected to be handed over to the community during Q4 2020 and completed in Q1 2021.

b) Production Geology

During Q2 2020, mining geology continued to underpin the in-pit mining operations, including a grade control drilling program. Grade control drilling for the Nkran and Akwasiso pits in Q2 2020 recorded a total of 12,539m from 605 holes using two reverse circulation ("RC") rigs yielding 10,823 samples for analysis.

For the Esaase operation, grade control drilling focused on the South Pit and included 78,744m from 2,925 holes yielding 67,307 samples for analysis. This intensive grade control drilling was complemented by rigorous pit mapping, drill hole relogging and reprocessing of previous geophysical data in an effort to derive a more nuanced appreciation of the geological controls on mineralization.

The JV, in collaboration with the JV partners, also advanced a study to refine the structural, geological and mineralization models for the Esaase deposit.  Exploration drill holes were relogged in order to better constrain stratigraphy, lithology, faulting, folding, vein density and vein orientations. Detailed pit mapping in both Esaase South and Main pits allowed the identification of distinct mineralized vein set arrays confined between major shears within discrete structural blocks. Estimation methodologies are being modified to reflect the JV's refined understanding of grade distribution.

c) Exploration

The JV holds a large land package of 21,300 hectares on the Asankragwa Gold Belt. During the quarter, Galiano announced the exploration strategy for the JV that was developed in collaboration with the JV partner. The three main focus objectives are:

i) Near term - to replace depletion from mining activity in 2020 and 2021.

ii) Medium term - to improve the business plan for 2023 to 2026 by delineating Mineral Reserves by the end of 2022 that have superior economics (return on invested capital) to Cut 3 at Nkran.

iii) To advance exploration targets with +1 million ounce potential to be in production by 2027 to replace Esaase.

Initial Drilling Programs

An initial drill program targeted at replacing depletion and improving the five-year business plan has been initiated with five drill rigs planning to drill approximately 36,000 meters of diamond drilling ("DD") and RC drilling during Q2 2020 and Q3 2020. Nine high priority targets will be tested including the highly prospective Miradani trend on the Company's South Camp mining concessions as well as the recently acquired Central West Camp concessions (located immediately adjacent to the Company's Obotan Mining Camp and the 5.4 million tonne per annum processing plant).

Near Term: Replacing Depletion 2021 - 2022

Five advanced targets have been identified with potential to replace depletion in 2020-2021 and drilling began in Q2 2020 and will continue through Q3 2020 in order to allow results to be included into the AGM's planned annual mineral reserve update as at December 31, 2020.  The initial drill program consists of a planned 18,250 meters targeted at replacing depletion, split approximately one-third DD and two-thirds RC.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

  Nkran South - located 1.3km south of the Nkran pit, previously mined, targeting extensions to mineralization identified in soil and Versatile Time Domain Electromagnetic geochemistry anomalies.  The JV completed 3,142m of RC drilling during Q2 2020 and is currently evaluating a further follow-up drill program.

  Akwasiso - located 5km north east of the processing plant, currently being mined, targeting extensions of the ore body to the north and south as well as upgrading of inferred resources.  The JV planned 4,600m of RC drilling and DD which was completed in Q2 2020.

Highlights of the drilling and results of the Akwasiso open pit include:

  Third phase of mineralization has been delineated and is expected to be mined in 2021.

  Drilling highlights (see Table 1 for details):

    Hole 186:  22 meters @ 2.8 g/t gold (from 155m to 174m)

    Hole 185: 13 meters @ 4.1 g/t gold (from 39m to 52m)

    Hole 179: 13 meters @ 2.7 g/t gold (from 34m to 47m)

    Hole 191: 2 meters @ 15.3 g/t gold (from 90m to 92m)

  Western domain open at depth and along strike for potential follow-up drill program.

  Initial drilling program at Akwasiso complete with 4,560 meters consisting of 2,816 meters of RC and 1,744 meters of DD.

  Core logging complete with 80% of samples submitted for analysis and 71% of samples received.

  The current drilling program has delineated a third phase of mining (Cut 3) which sits outside the current Mineral Resource Estimate.

Table 1. Key intercepts in Current Akwasiso Drill Holes

Hole ID	Type	From (m)	To (m)	Interval (m)	Grade (g/t)	Intercept
AKPC20-179	RC / DD	28	30	2	0.7	2m @ 0.7 g/t
AKPC20-179	RC / DD	34	47	13	2.7	13m @ 2.7 g/t
AKPC20-179	RC / DD	149	151	2	5.5	2m @ 5.5 g/t
AKPC20-179	RC / DD	176	182.4	6.4	2.1	6.4m @ 2.1 g/t
AKPC20-182	RC / DD	108	118	10	0.7	10m @ 0.7 g/t
AKPC20-182	RC / DD	146	148	2	1.1	2m @ 1.1 g/t
AKPC20-182	RC / DD	152	157	5	0.5	5m @ 0.5 g/t
AKPC20-182	RC / DD	174	178	4	0.5	4m @ 0.5 g/t
AKPC20-183	RC / DD	79	83	4	0.5	4m @ 0.5 g/t
AKPC20-183	RC / DD	137	140	3	4.7	3m @ 4.7 g/t
AKPC20-184	RC / DD	92	94	2	0.9	2m @ 0.9 g/t
AKPC20-184	RC / DD	106	110	4	5.3	4m @ 5.3 g/t
AKPC20-185	RC / DD	39	52	13	4.1	13m @ 4.1 g/t
AKPC20-185	RC / DD	79	88	9	2.7	9m @ 2.7 g/t
AKPC20-186	RC / DD	146	148.1	2.1	1	2.1m @ 1.0 g/t
AKPC20-186	RC / DD	155	174	22	2.8	22m @ 2.8 g/t
AKPC20-187	RC / DD	198	200	2	1	2m @ 1.0 g/t
AKPC20-192	RC / DD	82	90	8	3.4	8m @ 3.4 g/t
AKPC20-192	RC / DD	106	119	13	2	13m @ 2.0 g/t
AKPC20-193	RC / DD	72	82	10	1.2	10m @ 1.2 g/t
AKPC20-194	RC / DD	76	81	5	0.7	5m @ 0.7 g/t
AKPC20-196	RC / DD	116	118	2	12.6	2m @ 12.6 g/t
AKRC20-180	RC	39	45	6	1	6m @ 1.0 g/t
AKRC20-189	RC	19	24	5	2.3	5m @ 2.3 g/t
AKRC20-189	RC	99	102	3	3.2	3m @ 3.2 g/t
AKRC20-189	RC	147	149	2	0.7	2m @ 0.7 g/t
AKRC20-191	RC	53	56	3	1	3m @ 1.0 g/t
AKRC20-191	RC	90	92	2	15.3	2m @ 15.3 g/t
AKRC20-191	RC	118	120	2	5.1	2m @ 5.1 g/t
AKRC20-191	RC	124	130	6	2.7	6m @ 2.7 g/t

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

  Abore - located 13km north of the processing plant on the Esaase haul road, current reserves planned for mining in 2021, targeting upgrading of inferred resources and extensions to the ore body to the north and south.  The JV has planned 5,190 meters of RC drilling and DD which was completed in Q2 2020.

Highlights of the drilling and results of the Abore open pit include:

  Drilling highlights (see Table 2 for details):

    Hole 029: 28 meters @ 4.9 g/t gold (from 75m to 103m)

    Hole 024: 6 meters @ 24.3 g/t gold (from 70m to 76m)

    Hole 018: 3 meters @ 11.3 g/t gold (from 48m to 51m)

    Hole 005: 9 meters @ 3.6 g/t gold (from 106m to 115m)

    Hole 013: 16 meters @ 1.9 g/t gold (from 84m to 100m)

  Mineralization extended at the north end of the main pit and in the north pit, open along strike with a follow-up drill program planned in Q3 2020.

  Inferred Mineral Resources infill drilled and confidence in Indicated Mineral Resources in main pit improved.

  Initial drilling program at Abore complete with 5,662 meters consisting of 3,331 meters of RC and 2,331 meters of DD.

  Core logging complete with 80% of samples submitted and 77% of sample results received.

Table 2. Key intercepts in Current Abore Drill Holes

Hole ID	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Intercept Description
ABPC20-001	1	3	2	0.7	2m @ 0.7 g/t
ABPC20-001	118.32	123.16	4.84	0.6	4.84m @ 0.6 g/t
ABPC20-001	127.5	129.5	2	2	2m @ 2.0 g/t
ABPC20-001	144.85	150.9	6.05	0.9	6.05m @ 0.9 g/t
ABPC20-002	106	108.63	2.63	1	2.63m @ 1.0 g/t
ABPC20-002	112	117	5	1	5m @ 1.0 g/t
ABPC20-004	86	90	4	0.8	4m @ 0.8 g/t
ABPC20-004	101	106	5	0.5	5m @ 0.5 g/t
ABPC20-004	118	122	4	0.7	4m @ 0.7 g/t
ABPC20-005	67	76	9	0.6	9m @ 0.6 g/t
ABPC20-005	80	82	2	0.9	2m @ 0.9 g/t
ABPC20-005	86	101	15	1.5	15m @ 1.5 g/t
ABPC20-005	106	115	9	3.6	9m @ 3.6 g/t
ABPC20-006	93	98	5	0.6	5m @ 0.6 g/t
ABPC20-006	114	121	7	0.8	7m @ 0.8 g/t
ABPC20-006	135	137	2	0.6	2m @ 0.6 g/t
ABPC20-006	147	156	9	1.1	9m @ 1.1 g/t
ABPC20-007	75	79	4	0.7	4m @ 0.7 g/t

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

ABPC20-007	89	100	11	1.4	11m @ 1.4 g/t
ABPC20-009	1	2	1	1.3	1m @ 1.3 g/t
ABPC20-013	65	80	15	0.8	15m @ 0.8 g/t
ABPC20-013	84	100	16	1.9	16m @ 1.9 g/t
ABPC20-022	34	38	4	0.6	4m @ 0.6 g/t
ABPC20-024	53	55	2	1.1	2m @ 1.1 g/t
ABPC20-024	70	76	6	24.3	6m @ 24.3 g/t
ABPC20-024	82	83	1	1.3	1m @ 1.3 g/t
ABPC20-024	91	96	5	1.2	5m @ 1.2 g/t
ABPC20-025	69	81	12	0.8	12m @ 0.8 g/t
ABPC20-025	88	99	11	0.6	11m @ 0.6 g/t
ABPC20-031	7	13	6	0.8	6m @ 0.8 g/t
ABPC20-031	69	71	2	1.3	2m @ 1.3 g/t
ABPC20-031	76	78	2	1.9	2m @ 1.9 g/t
ABPC20-032	46	51	5	2	5m @ 2.0 g/t
ABPC20-032	59	73	14	1.8	14m @ 1.8 g/t
ABPC20-032	78	94	16	0.6	16m @ 0.6 g/t
ABRC20-012	45	54	9	0.8	9m @ 0.8 g/t
ABRC20-012	58	61	3	1.9	3m @ 1.9 g/t
ABRC20-012	66	68	2	0.6	2m @ 0.6 g/t
ABRC20-012	75	77	2	5.6	2m @ 5.6 g/t
ABRC20-012	83	91	8	1.3	8m @ 1.3 g/t
ABRC20-012	101	117	16	1.6	16m @ 1.6 g/t
ABRC20-012	122	124	2	3.4	2m @ 3.4 g/t
ABRC20-017	84	106	22	0.8	22m @ 0.8 g/t
ABRC20-017	111	116	5	5.7	5m @ 5.7 g/t
ABRC20-017	127	133	6	1.1	6m @ 1.1 g/t
ABRC20-018	13	17	4	0.7	4m @ 0.7 g/t
ABRC20-018	48	51	3	11.3	3m @ 11.3 g/t
ABRC20-018	89	94	5	1.2	5m @ 1.2 g/t
ABRC20-021	67	69	2	1.2	2m @ 1.2 g/t
ABRC20-021	81	87	6	1.4	6m @ 1.4 g/t
ABRC20-021	99	114	15	0.9	15m @ 0.9 g/t
ABRC20-021	120	122	2	1.2	2m @ 1.2 g/t
ABPC20-022	34	38	4	0.6	4m @ 0.6 g/t
ABPC20-024	53	55	2	1.1	2m @ 1.1 g/t
ABPC20-024	70	76	6	24.3	6m @ 24.3 g/t
ABPC20-024	82	83	1	1.3	1m @ 1.3 g/t
ABPC20-024	91	96	5	1.2	5m @ 1.2 g/t
ABRC20-029	75	103	28	4.9	28m @ 4.9 g/t
ABPC20-031	7	13	6	0.8	6m @ 0.8 g/t
ABPC20-031	69	71	2	1.3	2m @ 1.3 g/t
ABPC20-031	76	78	2	1.9	2m @ 1.9 g/t
ABPC20-032	46	51	5	2	5m @ 2.0 g/t
ABPC20-032	59	73	14	1.8	14m @ 1.8 g/t
ABPC20-032	78	94	16	0.6	16m @ 0.6 g/t

Note: Intervals indicated are not true widths as there is insufficient geologic information to calculate true widths. However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

  Midras South - located 5km south west of the processing plant, previously explored in 2015 and 2017 with no stated resources, targeting definition of the ore body as well as extensions to the south and at depth.  The JV has planned 4,180m of RC drilling and DD for Q3 2020.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
  Adubiaso - located 5km north west of the processing plant, previously mined, targeting upgrading of inferred resources.  The JV has planned 1,250m of RC drilling and DD which was completed in Q2 2020.

Medium Term: Business Plan Improvement 2023 - 2026

Four of the nine high-priority targets that are in close proximity to the processing plant, and are believed by management to be capable of being augmented into the mine plan from 2023, will be drill tested in the initial program of approximately 18,000 meters of DD and RC drilling:

  Miradani Central - the target located along trend and approximately 2km south-west of Tontokrom, previous trenching indicated multiple wide zones of mineralization.  An initial drill program of 2,400 meters is planned.

  Kaniago West - the target is located 6km north-west of the processing plant and a 5,000m drill program was completed by previous operator. The current program will be targeting resource definition of the target with extensions along strike and at depth.  A drill program of 4,100 meters of RC and DD is planned.

  Mepease - the target is located 8km south-west of the processing plant and forms part of the newly-acquired Central West concessions. Mepease hosts a cluster of targets with a 10,000m drill program underway by the current operator. The drill program plan is to continue with 8,000 meters of RC and DD.

  Miradani North (formerly Tontokrom) - this target is located 10km south-west of the processing plant and was drilled in 2019 with no stated resources. Prior small-scale mining operations have left a shallow pit, approximately 400m x 150m with known mineralization extending at depth and along strike. A 3,600 meter drill program is planned in order to infill previous drilling and aims to define an initial resource. The previously disclosed boundary dispute with a local small-scale leaseholder has been resolved and the AGM has access to the concession.  The first phase of the drill program commenced in July 2020 and is expected to be completed by the end of Q3 2020.

This initial program on the four target areas is expected to be complete by August 2020.  Additional drilling programs for Q3 and Q4 2020 will be designed based on the outcomes of the initial program.

Longer-term: Transformational Targets 2025-2028

In parallel to the short- and medium-term drilling programs, work will also advance on exploration targets with +1 million ounce potential to be in production by 2027 to replace Esaase. The current conceptual targets are on prospecting licenses and would require extensive work including soil sampling, ground geophysics and drilling.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

4. Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income of the Company for the three and six months ended June 30, 2020 and 2019.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(in thousands of US dollars, except per share amounts)	$	$	$	$

Share of net earnings (loss) related to joint venture	14,347	6,135	34,881	(217)
Service fee earned as operators of joint venture	1,221	1,126	2,443	2,252
General and administrative expenses	(3,558)	(3,456)	(6,232)	(6,261)
Income (loss) from operations and joint venture	12,010	3,805	31,092	(4,226)
Finance income	2,678	2,287	5,491	5,036
Finance expense	(12)	(7)	(23)	(7)
Foreign exchange gain (loss)	18	22	(60)	(10)
Net income and comprehensive income for the period	14,694	6,107	36,500	793

Income per share:
Basic	0.07	0.03	0.16	0.00
Diluted	0.07	0.03	0.16	0.00

Weighted average number of shares outstanding:
Basic	222,612,623	225,804,614	223,385,994	225,804,614
Diluted	223,640,863	225,804,614	224,109,915	225,804,614

Share of net earnings (loss) related to joint venture

Because the Company equity accounts for its interest in the JV, the Company recognized its 45% interest in the net earnings of the JV in the amounts of $14.3 million and $34.9 million for the three and six months ended June 30, 2020, respectively (three and six months ended June 30, 2019 - share of net earnings of $6.1 million and share of net loss of $0.2 million, respectively).

Service fee earned as operators of the joint venture

In accordance with the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.1 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three and six months ended June 30, 2020, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.3 million) and $3.1 million (less withholding taxes of $0.6 million), respectively.

During the three and six months ended June 30, 2019, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.4 million) and $3.0 million (less withholding taxes of $0.7 million), respectively.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

General and administrative ("G&A") expenses

G&A expenses for the three and six months ended June 30, 2020 and 2019 comprised:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	1,894	2,279	3,626	4,247
Office, rent and administration	225	109	387	371
Professional and legal	398	160	524	179
Share-based payments	734	626	979	893
Travel, marketing, investor relations and regulatory	266	262	633	537
Depreciation and other	41	20	83	34
Total G&A expense	3,558	3,456	6,232	6,261

G&A expenses in Q2 2020 were $0.1 million higher than Q2 2019 primarily due to a $0.2 million increase in legal and professional fees relating to the Company's Annual General and Special Meeting, filing of the Company's base shelf prospectus and initiation of the ATM Offering, $0.1 million increase in administrative costs and $0.1 million increase in share-based compensation expense. These factors were partially offset by a reduction in wages, benefits and consulting resulting from lower payroll costs due to the restructuring of the executive management team (which occurred in Q3 2019).

G&A expenses for the six months ended June 30, 2020 were in line with the same period in 2019. Wages, benefits and consulting were lower by $0.6 million in 2020 compared to 2019 due to lower payroll costs resulting from the restructuring of the executive management team (which occurred in Q3 2019). This was partially offset by a $0.3 million increase in legal and professional fees relating to the Company's 2020 Annual General and Special Meeting of shareholders, base shelf prospectus and ATM Offering. Additionally, share-based payments expense ($0.1 million increase) and marketing and investor relation costs ($0.1 million increase) were higher in 2020 compared to 2019.

Finance income

Finance income includes changes in the fair value of the Company's preferred share investment in the JV (which has no fixed redemption date) and interest earned on cash balances. For the three and six months ended June 30, 2020, the Company recognized a positive fair value adjustment of $2.6 million and $5.2 million, respectively, on changes in the fair value of the Company's preferred share investment in the JV.

During the three and six months ended June 30, 2019, the Company recorded $2.3 million and $5.0 million of finance income which was primarily related to changes in carrying values of the Company's preferred share investments in the JV.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

5. Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share and adjusted basic and diluted income (loss) per share1, the totals in the following table are presented in thousands of US dollars.

	2020		2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$

Revenue	-	-	-	-	-	-	-	30,665
Total cost of sales	-	-	-	-	-	-	-	(33,373)
Income (loss) from mine operations	-	-	-	-	-	-	-	(2,708)
Share of net earnings (loss) related to joint venture	14,347	20,534	-	(126,047)	6,135	(6,352)	(1,306)	256
Service fee earned as operators of joint venture	1,221	1,222	1,223	1,488	1,126	1,126	1,117	775
Exploration and evaluation expenditures	-	-	-	-	-	-	-	(419)
General and administrative expenses	(3,558)	(2,674)	(2,368)	(3,199)	(3,456)	(2,805)	(3,200)	(2,904)
Income (loss) from operations and joint venture	12,010	19,082	(1,145)	(127,758)	3,805	(8,031)	(3,389)	(5,000)
Recovery (loss) due to loss of control of subsidiaries	-	-	-	-	-	-	-	1,293
Other income (expenses)	2,684	2,724	(20,060)	(19,758)	2,302	2,717	2,514	2,603
Income tax (expense) recovery	-	-	-	-	-	-	8	(121)
Net income (loss) for the period	14,694	21,806	(21,205)	(147,516)	6,107	(5,314)	(867)	(1,225)
Basic and diluted income (loss) per share	$0.07	$0.10	($0.09)	($0.65)	$0.03	($0.02)	$0.00	($0.00)
Adjusted net income (loss) for the period attributable to common shareholders [1]	14,694	21,806	941	793	6,107	(5,314)	(867)	(1,640)
Adjusted basic and diluted income (loss) per share attributable to common shareholders [1]	$0.07	$0.10	$0.00	$0.00	$0.03	($0.02)	$0.00	($0.01)

Since the commencement of commercial production at the AGM effective April 1, 2016, and specifically from Q3 2016 onwards, the Company saw mining operations achieve expected levels of production, resulting in comparable revenues and income from mine operations, until the Company completed the JV Transaction effective July 31, 2018, concurrent with which the Company commenced equity accounting for its interest in the AGM.

Commencing in Q3 2018, the Company has been recognizing its 45% interest in the net income after tax of the JV for each quarter.

For periods prior to Q3 2018, other income (expense) included interest expense on the Company's long-term debt (which was settled in July 2018). In Q3 and Q4 2018, as well as Q1 and Q2 2019, other income included fair value adjustments on the Company's preferred share investments in the JV.

In Q3 2019, the Company recognized an impairment on its equity investment in the AGM JV totaling $128.3 million which was presented as part of the Company's share of the net loss related to the joint venture. Additionally, in Q3 2019, the Company recognized a $20.0 million downward fair value adjustment on its preferred share investment in the JV which was presented as finance expense.

In Q4 2019, the Company recognized a $20.1 million downward fair value adjustment on its preferred share investment in the JV resulting from the finalization of its work over the AGM LOM plan which was presented as finance expense.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

6. Outlook

COVID-19 Update and Response

Amid the current COVID-19 global pandemic, the Company and the JV have taken precautionary measures to ensure the health and safety of its employees, contractors and local communities in which the AGM operates.

The JV continues to operate in all material respects with strict hygiene, deep cleaning, restriction of personnel movement, ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM has established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, isolating affected persons, rapid testing of personnel and transportation of infected personnel to Government run isolation facilities; additionally, on-site accommodations have been modified to isolate infected and suspected to be infected individuals limiting cross contamination. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM (mostly asymptomatic), to date the AGM’s operations have been able to continue uninterrupted in all material respects with all confirmed cases cleared and those employees resuming normal duties after completing two-week regulatory isolation. The Company’s Johannesburg office is currently closed and staff are working remotely as a number of personnel have tested positive for COVID-19, with some experiencing symptoms and, in one case, requiring hospitalization. The Company’s offices in Vancouver and Accra are observing local regulations and, along with the Johannesburg team,  continue to support the AGM’s operations.

The AGM has continued to build its supply chain and has stockpiled key reagents, consumables, critical spares and diesel supply. The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM.

At this time, the AGM is on track to deliver its 2020 production and cost guidance as described below. Further updates will be provided in the event there is a material change at the AGM operations.

2020 Guidance for the Asanko Gold Mine (100% basis)

In 2020, the AGM is targeting 225,000 to 245,000 ounces of gold production at AISC1 of $1,000 to $1,100/oz. AISC1 includes budgeted sustaining capital expenditures of $11 million (spend to date: $7.0 million), primarily for a planned tailings storage facility lift of $7 million. Year-to-date AISC6  performance has been below the Company's guidance range and, accordingly, the Company expects AISC1 for the remainder of the year to be higher than the guidance range and significantly higher than AISC1 in the first half of the year, but yielding a full-year AISC1 in line with guidance.

The Company expects a decline in production during the second half of the year (compared to production achieved in the first half of 2020), but yielding a full-year gold production in line with guidance. The mine plan expects to source ore primarily from Esaase and transition to Akwasiso as the AGM's primary fresh ore source , resulting in a lower mined grade for the second half of 2020. These ore sources will be augmented where necessary with run-of-mine stockpile material.

Development capital is forecast at $24 million (spend to date: $16.0 million), primarily for the Tetrem village relocation. In addition, $10 million is budgeted for exploration (spend to date: $3.2 million), mainly around the highly prospective Miradani mineralized trend.

2020 Guidance	FY 2019 (Actual)	FY 2020 (Forecast)	Q2 2020 (Actual)	YTD 2020 (Actual)
Gold production (oz)	251,044	225,000 - 245,000	69,026	135,359
AISC[1] ($/oz)	1,112	1,000 - 1,100	1,067	929

______________________________________
1 See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its own cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JV agreement. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are as follows.  Note that the June 30, 2020 and December 31, 2019 balances below, unless otherwise noted, do not include any assets and liabilities of the JV.

	June 30, 2020	December 31, 2019
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	64,949	31,109
Other current assets	3,293	4,691
Non-current assets	111,198	108,704
Total assets	179,440	144,504

Current liabilities	2,599	2,317
Non-current liabilities	785	930
Total liabilities	3,384	3,247

Working capital	65,643	33,483

Total equity	176,056	141,257

Total common shares outstanding	222,822,704	225,098,810
Total options outstanding	11,235,780	12,568,362

Key financial ratios
Current ratio	26.26	15.45
Total liabilities-to-equity	0.02	0.02

The Company held cash and cash equivalents of $64.9 million and $3.0 million in receivables as at June 30, 2020.

Subsequent to the JV Transaction, other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by the AGM are no longer within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

Normal course issuer bid

On November 12, 2019, the Company received approval from the TSX to commence the NCIB on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares on that date. Purchases pursuant to the NCIB are being made on the open market through the facilities of the TSX and NYSE.

All common shares purchased by the Company under the NCIB are purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE and applicable securities laws. All common shares acquired by the Company under the NCIB are cancelled and purchases will continue to be funded out of the Company' working capital. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time in accordance with applicable securities laws. The NCIB will terminate on November 14, 2020, or earlier if the maximum number of shares under the NCIB have been purchased. The Company reserves the right to terminate the NCIB earlier in accordance with applicable securities laws if it feels it is appropriate to do so.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

In accordance with the rules of the TSX, the maximum daily purchases on the TSX under the NCIB will be 33,499 common shares, which is 25% of the average daily trading volume for the Company's common shares on the TSX for the six months ended October 31, 2019. In addition, maximum daily purchases under the NCIB on the NYSE will be subject to Rule 10b-18 which specifies that daily purchases may not exceed 25% of average daily trading volume for the four weeks preceding such trading date. These maximum daily limits will apply to purchases on the respective markets, except where such purchases are made in accordance with "block purchase" exemptions under applicable TSX and NYSE policies.

During the three months ended June 30, 2020, the Company repurchased and cancelled a total of 326,654 common shares under the NCIB program for $0.3 million (average acquisition price of $0.86 per share). During the six months ended June 30, 2020, the Company repurchased and cancelled a total of 2,758,063 common shares under the NCIB program for $2.3 million (average acquisition price of $0.83 per share). Since inception of the NCIB in Q3 2019, the Company has repurchased and cancelled a total of 3,866,983 common shares for $3.3 million (average acquisition price of $0.84 per share).

ATM Offering

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding ongoing exploration and operations at the Asanko Gold Mine, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

Sales of common shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American Stock Exchange ("NYSE American"), or any other recognized marketplace upon which the Company's common shares are listed or quoted or where the common shares are traded in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any.  Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time. The Company is not required to sell any common shares in the Offering at any time.

The Offering is being made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces and territories of Canada (other than Québec) and with the U.S. Securities and Exchange Commission (the "SEC"). The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with Gold Fields Limited's ("GF") existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to GF, from time to time during the term of the Offering at GF's election, on a private basis, such number of common shares as represent 9.9% of the common shares issued under the Offering, if any.

During the three months ended June 30, 2020, the Company had not issued any common shares under the Offering.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Equity

The Company is financially stable with a total liabilities-to-equity ratio of 0.02 as at June 30, 2020.

Commitments

The following table summarizes the Company's contractual obligations as at June 30, 2020 and December 31, 2019. Note the following table excludes commitments and liabilities of the JV for both years presented.

					Total	Total
(in thousands of US dollars)	Within 1 year	2 - 3 years	4 -5 years	Over 5 years	June 30, 2020	December 31, 2019
Accounts payable and accrued liabilities	1,827	-	-	-	1,827	1,649
Long-term incentive plan (cash-settled awards)	689	311	-	-	1,000	1,001
Corporate office leases	132	114	122	21	389	823
Total	2,648	425	122	21	3,216	3,473

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $6.8 million.

During Q3 2019, the Company entered into a lease agreement for corporate office space with an effective date of September 1, 2019. Upon obtaining the contractual right to use the new office space, the Company recognized a right-of-use asset and corresponding lease liability for the office space lease agreement in accordance with IFRS 16, amounting to $0.6 million. Obligations under the corporate office space lease agreement have been included in the table above.

Contingencies

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

Cash flows

The following table provides a summary of cash flows for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
(in thousands of US dollars)	2020	2019	2020	2019
Cash provided by (used in):
Operating cash flows before working capital changes	(1,694)	(1,669)	(2,878)	(3,109)
Operating activities	(1,016)	(2,045)	(1,861)	(3,620)
Investing activities	15,198	42	37,728	80
Financing activities	57	-	(1,989)	-
Impact of foreign exchange on cash and cash equivalents	113	1	(38)	3
Increase (decrease) in cash and cash equivalents during the period	14,352	(2,002)	33,840	(3,537)
Cash and cash equivalents, beginning of period	50,597	8,823	31,109	10,358
Cash and cash equivalents, end of period	64,949	6,821	64,949	6,821

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Cash provided by operating activities

During Q2 2020, the Company utilized cash flows in operations of $1.0 million, net of cash inflows in working capital of $0.7 million (Q2 2019 - utilized cash flows in operations of $2.0 million, net of cash outflows in working capital of $0.4 million). In Q2 2020, cash inflows of $0.7 million from non-cash working capital were primarily the result of a $0.5 million increase in accounts payable and accruals and $0.2 million decrease in prepaid expenses.

During the six months ended June 30, 2020, the Company utilized cash flows from operations of $1.9 million, net of cash inflows in working capital of $1.0 million (six months ended June 30, 2019 - operating cash flows utilized of $3.6 million, net of cash outflows in working capital of $0.5 million). For the six months ended June 30, 2020, cash inflows of $1.0 million from non-cash working capital were primarily the result of a $1.5 million decrease in receivables and $0.1 million decrease in prepaid expenses, partly offset by a $0.6 million decrease in accounts payable and accruals.

Cash from (used in) investing activities

During the three and six months ended June 30, 2020, the Company generated cash of $15.2 million and $37.7 million, respectively, through investing activities, as the Company continued to receive distributions from the JV in the form of preference share redemptions.

Cash used in financing activities

During the three and six months ended June 30, 2020, $0.1 million of cash was generated and $2.0 million was used in financing activities, respectively, compared to the same periods in 2019 where $nil was used in financing activities.

During the three months ended June 30, 2020, cash provided by financing activities of $0.1 million related to $0.4 million of proceeds received upon exercise of share-based options which was partly offset by $0.3 million of share repurchases under the Company's NCIB and lease payments on corporate office space.

During the six months ended June 30, 2020, cash used in financing activities of $2.0 million related to $2.4 million of share repurchases under the Company's NCIB and lease payments on corporate office space. These factors were partly offset by $0.4 million of proceeds received upon exercise of share-based options.

8. Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate operating cash costs and total cash costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM (net of silver by-product revenues) to various operating expenses of the AGM on a 100% basis (the nearest GAAP measure) as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2020 and 2019.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Total production costs 4 5	44,862	43,968	85,894	91,173
Share-based payment expense included in production costs	(186)	(49)	(385)	(112)
By-product revenue	(217)	(162)	(430)	(380)
Total operating cash costs	44,459	43,757	85,079	90,681
Royalties and production taxes	5,077	4,285	10,316	7,747
Total cash costs	49,536	48,042	95,395	98,428
Gold ounces sold	61,357	66,337	129,177	119,758
Operating cash costs per gold ounce sold ($/ounce)	725	660	659	757
Total cash costs per gold ounce sold ($/ounce)	807	724	738	822

4For the three and six months ended June 30, 2019, total production costs exclude a provision for a one-time contract termination fee.
5For the three and six months ended June 30, 2019, total production costs include a gain recognized on the derecognition of a mining contractor services agreement.

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate all-in sustaining costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of AISC of the AGM to various operating expenses of the AGM on a 100% basis (the nearest GAAP measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2020 and 2019.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	49,536	48,042	95,395	98,428
General and administrative expenses - JV	1,744	1,471	3,504	2,873
Sustaining capital expenditures	7,043	4,028	7,982	4,461
Sustaining capitalized stripping costs	3,131	20,489	4,063	23,409
Reclamation cost accretion	114	212	250	430
Sustaining lease payments	3,691	4,056	8,383	8,708
Interest on lease liabilities	192	-	487	-
All-in sustaining cost	65,451	78,298	120,064	138,309
Gold ounces sold	61,357	66,337	129,177	119,758
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,067	1,180	929	1,155
Average realized price per gold ounce sold ($/ounce)	1,651	1,290	1,594	1,291
All-in sustaining margin ($/ounce)	584	110	665	136
All-in sustaining margin	35,832	7,297	85,903	16,287

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $53,000 and $137,000 for the three and six months ended June 30, 2020, respectively (three and six months ended June 30, 2019 - $39,000 and $55,000, respectively).

For the three and six months ended June 30, 2020, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.6 million and $2.7 million, respectively, which excludes non-cash share-based compensation expense of $0.7 million and $1.0 million, respectively (three and six months ended June 30, 2019 - G&A expenses, net of the JV service fee, of $1.7 million and $3.1 million and which excludes non‐cash share‐based compensation expense of $0.6 million and $0.9 million, respectively).

The Company's attributable gold ounces sold for the three and six months ended June 30, 2020 was 24,543 and 58,130, respectively (three and six months ended June 30, 2019 - 29,852 and 53,891 ounces, respectively), resulting in additional all-in sustaining cost for the Company of $64/oz and $47/oz for these periods, respectively, in addition to the AGM's all-in sustaining cost presented in the above table (three and six months ended June 30, 2019 - $57/oz and $58/oz, respectively).

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the AGM to gain access to ore bodies to be mined in future periods; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM's results as disclosed in the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2020 and 2019.

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2020 and 2019.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
Investing cash flows of the AGM	22,579	13,890	27,882	23,775
Less:
Sustaining capitalized stripping costs	(3,131)	(20,489)	(4,063)	(23,409)
Non-sustaining capital expenditures	(8,857)	(3,547)	(14,218)	(8,128)
Change in AP related to capital expenditures not included in AISC	(3,632)	14,238	(1,764)	12,349
Interest income received	84	(64)	145	(126)
Total sustaining capital expenditures	7,043	4,028	7,982	4,461

The majority of the non-sustaining capital expenditures during the three and six months ended June 30, 2020 related to the relocation of a village near the Esaase deposit and E&E expenditures on the Abore tenement.

8.3 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (loss) (the nearest GAAP measure) of the Company and the JV, respectively, per the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2020 and 2019. All adjustments are shown net of estimated income tax.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
Net income for the period	14,694	6,107	36,500	793
Add back:
Depreciation and depletion	41	20	83	34
Finance income	(2,678)	(2,287)	(5,491)	(5,036)
Finance expense	12	7	23	7
EBITDA for the period	12,069	3,847	31,115	(4,202)
Add back (deduct):
Non-cash share based compensation	734	626	979	893
Share of net (earnings) loss related to joint venture	(14,347)	(6,135)	(34,881)	217
Galiano's attributable interest in JV Adjusted EBITDA	20,033	14,019	43,159	16,461
Adjusted EBITDA for the period	18,489	12,357	40,372	13,369

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2020 and 2019 to the results of the JV as disclosed in note 6 to the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
JV net income (loss) for the period	31,899	13,635	77,546	(481)
Add back:
JV depreciation and depletion	15,732	16,668	25,683	40,175
JV Finance income	(98)	(64)	(159)	(126)
JV Finance expense	675	3,148	1,222	3,897
JV Deferred income tax expense	-	1,823	-	1,823
JV EBITDA for the period	48,208	35,210	104,292	45,288
Add back (deduct):
JV Mining contractor lease payments (capitalized leases)	(3,691)	(4,056)	(8,383)	(8,708)
JV Adjusted EBITDA for the period	44,517	31,154	95,909	36,580
Galiano's attributable interest in JV Adjusted EBITDA for the period	20,033	14,019	43,159	16,461

While the above figure reflects an estimate of the Company's "attributable interest" in Adjusted EBITDA generated from the AGM, these funds are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee); and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by JV Finco (of which shares each partner holds 137.4 million preferred shares as at June 30, 2020, after redemptions paid by the JV in 2019, Q1 2020 and Q2 2020) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%).

8.4 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-GAAP financial measure, to supplement information in its condensed consolidated interim financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest GAAP measures), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2020 and 2019.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activities before working capital changes	44,269	35,335	100,787	45,800
Net change in working capital	4,560	(14,790)	(14,988)	(16,435)
Cash flows from operating activtities	48,829	20,545	85,799	29,365

Less:
Cash flows used in investing activities	(22,579)	(13,890)	(27,882)	(23,775)
Mining contractor lease payments (capitalized leases)	(3,691)	(4,056)	(8,383)	(8,708)
Free Cash Flow for the period	22,559	2,599	49,534	(3,118)

9. Summary of outstanding share data

As of the date of this MD&A, there were 223,197,286 common shares of the Company issued and outstanding and 10,861,198 share purchase options outstanding (with exercise prices ranging between C$0.86 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 234,058,484.

10.  Related party transactions

As at June 30, 2020, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three and six months ended June 30, 2020, all related party transactions were in the normal course of business including compensation payments to key management personnel.

As at June 30, 2020, the Company had a $2.8 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2019 - $4.2 million).

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the unaudited condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates are presented in note 5 of the audited annual consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019. Additionally, there were no new judgments and estimates applied in preparing the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in the condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019 and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted January 1, 2020

There were no new standards effective January 1, 2020 that an impact on the condensed consolidated interim financial statements or are expected to have a material effect in the future.

(b) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of January 1, 2020 that are expected to have a material effect on the Company's financial statements in the future.

12.  Risks and uncertainties

12.1 Financial instruments & risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Other than as disclosed below, management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the three and six months ended June 30, 2020. These risks, and the risk factors disclosed below, could materially affect the Company's business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Coronavirus

The recent outbreak of COVID-19 has had a negative impact on global financial conditions. COVID-19 emerged in Wuhan, China and has now spread to several other countries, including Canada and the US. These markets are a significant source of global demand for commodities, including gold. A sustained slowdown in economic growth or demand in these markets, in either case, that is not offset by reduced supply or increased demand from other regions, could have an adverse effect on the price and/or demand for gold.

In addition, outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, such as COVID-19, could also cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns or the inability to sell precious metals. On March 22, 2020, Ghana closed all borders for travel by all persons, and on March 27, 2020, announced restricted movements of people within the major centers of Accra and Kumasi. Ghana's borders remain closed to human traffic until further notice, however the country began its stage one process of easing local restrictions on June 5, 2020. To date, mining, power supply and fuel supply operators were exempted from the lockdown and the AGM's operations have not been materially impacted. In the event that the prevalence and impacts of COVID-19 continue to increase, governments, including Ghana's government, may increase regulations and restrictions regarding the flow of labour or products, and the Company's and the JV's operations, suppliers, customers and distribution channels could be severely impacted.

At this time, the Company cannot accurately predict what effects COVID-19 will have on mining operations or financial results, including as a result of uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. The widespread health crisis caused by COVID-19, and its adverse economic and financial impacts, could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

13.  Internal control

13.1 Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended June 30, 2020, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.  Qualified person

The exploration information in this MD&A has been reviewed and approved by Dr. Paul Klipfel, CPG, Senior Vice President Exploration of Galiano Gold Inc. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, please see the Company's news releases dated July 6, 2020 and June 25, 2020, and filed on the Company's SEDAR profile at www.sedar.com.  All other technical content in this MD&A has been approved by Mr. Mike Begg, Pr.Sci.Nat., Senior Vice President Technical Services of Galiano Gold Inc. Both Dr. Klipfel and Mr. Begg are "Qualified Persons" as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this AIF and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this AIF. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
  the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below);
  the realization of Mineral Reserve estimates;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel; the ability of the AGM to maintain current inventory levels;
  the ability of the AGM to continue to operate during the COVID-19 pandemic;
  gold production and other activities and that they will not be curtailed as a result of the COVID-19 pandemic;
  the AGM' ability to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all;
  the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance;
  the Company's and the AGM's responses to the COVID-19 pandemic and that it will be effective in continuing their operations in the ordinary course;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  hedging practices;
  currency exchange rate fluctuations;
  requirements for additional capital;
  government regulation of mining operations;
  environmental risks and remediation measures;
  unanticipated reclamation expenses;
  title disputes or claims; and
  limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  the recent outbreak of COVID-19 has had a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares;
  the mineral reserve and resource estimates may change and may prove to be inaccurate;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;
  risks associated with establishing new mining operations;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  there may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company;
  the Company may be a "passive foreign investment company" in its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors;
  as a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors;
  the Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company;
  shareholders of the Company may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of their common shares, or at all;
  the exercise of stock options or the settlement of the share units and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  Company shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
  risks related to the market price of common shares;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to Galiano's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;
  it may not be possible to enforce actions against certain directors and officers of the Company or the experts named in this prospectus under U.S. federal securities laws; and
  the risk factors described under the heading "Risk Factors" in the Company's annual information form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this AIF include, among others:

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic;
  that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance;
  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council").

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act.  These amendments will be effective February 25, 2019 (the "SEC Modernization Rules").  The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded.  The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the SEC has amended its definitions of "proven mineral reserves" and "probably mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.